South Street Securities LLC

Statement of Financial Condition
December 31, 2024

South Street Securities LLC
Index
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65770

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: South Street Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1155 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leonard G. Lubrano	646-809-6924	leonard.lubrano@sssnyc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard G. Lubrano _____ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of South Street Securities, LLC _____ as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD M ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified in New York County
My Commission Expires 03-19-2027

Signature: _Leonard M. Lubrano_

Title: Chief Financial Officer

Richard M. Andrew
Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.1Sc3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Members of the Board of Managers and the Member of South Street Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of South Street Securities LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

February 26, 2025

We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000, www.pwc.com/us

South Street Securities LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	17,770,591
Financial instruments owned, at fair value (cost $705,088,403)		705,601,500
Securities purchased under agreements to resell (at fair value)		39,305,757,800
Securities borrowed		1,227,588,033
Receivables from brokers, dealers and clearing organization		18,850,424
Other trading assets		42,654,114
Right of use asset		3,997,775
Other assets		7,238,062
Total assets	$	41,329,458,299

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase (at fair value)	$	39,459,548,305
Securities loaned		1,229,294,879
Payable to clearing organization		362,022,190
Other trading liabilities		23,794,756
Lease liability		4,356,732
Accrued expenses		5,956,442
Total liabilities		41,084,973,304
Commitments and contingencies (refer to Note 7)		
Member's equity		244,484,995
Total liabilities and member's equity	$	41,329,458,299

The accompanying notes are an integral part of these financial statements.

South Street Securities LLC
Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Nature of Business**

   South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account a matched-book portfolio of repurchase agreements, reverse repurchase agreements, stock lending and borrowing, and to be announced securities transactions, including bond borrowing and related hedging activities (the "Repo Program").

   The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Trading LLC ("CMT LLC") and other related parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 6). SSSF and CMT LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH" or the "Ultimate Parent").

2. **Summary of Significant Accounting Policies**

   Cash

   Cash consists of cash in banks, which is held primarily at one major U.S. financial institution. The Company holds a certificate of deposit, a requirement of its office lease agreement, which has a maturity greater than 90 days, and therefore, is not considered a cash equivalent and is included in other assets in the accompanying statement of financial condition.

   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

   Deposits with brokers, dealers and clearing organization at December 31, 2024 consist of the following:

Stock loan locate fees receivable	$ 18,885
Deposit with clearing organization	18,831,538
	$ 18,850,424

   Other Trading Assets and Liabilities

   The Company enters into futures contracts and to be announced securities ("TBAs") which represent commitments to purchase or sell securities, mortgage-backed securities at a future date and at a specified price. These contracts are accounted for as derivatives, recorded on a trade basis and carried at fair value with changes in fair value recognized in the statement of operations.

   Income Taxes

   The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH.

   Securities Purchased and Sold Under Agreements to Resell and Repurchase

   Securities purchased under agreements to resell ("reverse repurchase agreements" or "resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at fair value in accordance with the fair value option. See Note 10 for further information on the fair value option for reverse

repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

Interest earned on reverse repurchase agreements and unrealized gains are reported as interest income. Interest paid on repurchase agreements and unrealized losses are reported as interest expense.

As of December 31, 2024, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2024, the Company has received securities with market values of $44,498,764,112 under resale agreements and pledged securities with market values of $45,012,436,083 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury and government agency securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

Financial Instruments Owned

As of December 31, 2024, the Company has pledged all of its financial instruments owned under repurchase agreements.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are carried at either contract value or at fair value in accordance with the fair value option. None of the securities borrowed and securities loaned are carried at fair value as of December 31, 2024, and were carried at contract value. As of December 31, 2024, all contracts were held on an overnight basis. In securities borrowed transactions, the Company deposits cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Securities borrowed/ loaned fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest on such contract amounts is accrued and is included in the statement of operations in interest income, where interest receivable is included in the statement of financial condition in receivable from broker-dealers, and interest payable is included in the statement of financial condition in accrued expenses.

As of December 31, 2024, the Company has pledged cash of $1,227,588,033 under securities borrowed agreements and received cash of $1,229,294,878 under securities loaned agreements.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Company operates as an affiliated entity with its ultimate parent's wholly owned subsidiaries. The accompanying financial statements have been prepared from the separate records maintained by South Street. Related party transactions include transactions between South Street and its common control relationships. Refer to Note 5 for additional details.

Other Assets and Accrued Expenses

Other assets include the security deposit held in relation to the operating lease, plant property and equipment, net of depreciation, and the prepaid balance for membership to an exchange. Accrued expenses include cash collateral for TBAs, commissions, professional fees, referral fees, and execution and clearing fees payable.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and lease liability in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset includes any lease payments made and lease incentives. The Company's lease terms may include options to extend or terminate when it is reasonably certain the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, and has elected the option to apply the practical expedient to combine these components.

Accounting for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. If it is eligible for the collateral maintenance provision practical expedient, the Company considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero.

South Street Securities LLC
Notes to Statement of Financial Condition
December 31, 2024

The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with reverse repo activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

3. Segment Reporting

The Company reports its segments in accordance with FASB ASC 280, Segment Reporting. FASB ASC 280-10 requires that general purpose financial statements include segment information that is prepared using a method referred to as the management approach. The management approach requires that segment information be reported based on how management internally organizes the segments for purposes of allocating resources and assessing performance. The management approach allows financial statement users to see disaggregated information about the entity through the eyes of management and to assess the performance of the segments in the same way that management reviews them.

The determination of an entity's operating segments is the first step in determining what segment information needs to be reported in the entity's financial statements. Operating segments are identified based on management's internal reporting structure, and its operating results are regularly reviewed by the company's Chief Operating Decision Maker ("CODM"). The Company has identified its CODM to be the Chief Executive Officer. South Street is identified as a single reportable segment, which engages in a single line of business and operates as a single unit operating entity. The operating decisions are made from viewing the entity as a whole, including review of revenue and net income as part of operating results and net capital levels.

4. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. A portion of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's statement of financial condition where it has such a legally enforceable master netting agreement, and the transactions have the same maturity date.

The table below represents reverse repurchase and repurchase agreements by remaining contractual term to maturity, before netting:

Balance as of December 31, 2024	Open and Overnight	1 to 30 days	31 -95 days	Greater than 95 days	Total
Securities purchased under agreements to resell	17,374,247,717	10,830,508,880	8,872,725,583	7,536,282,376	44,613,764,556
Securities sold under agreements to repurchase	41,085,872,354	2,656,495,949	922,615,546	102,571,212	44,767,555,061

The following table presents as of December 31, 2024, the gross and net securities purchased under agreements to resell and the securities sold under agreements to repurchase for all counterparties.

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets			
Securities purchased under agreements to resell	$ 44,613,764,556	(5,308,006,756)	$ 39,305,757,800
Liabilities			
Securities sold under agreements to repurchase	$ 44,767,555,061	(5,308,006,756)	$ 39,459,548,305

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2024, the Company had a balance with the central counterparty, FICC, which accounted for 10% or more of total securities purchased under agreements to resell on the statement of financial condition with balance totaling $21,059,284,082 prior to netting.

As of December 31, 2024, the Company had pledged $83,615,447 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

5. Member's Equity

During the year ended December 31, 2024, the Company made distributions of $56,614,581 to SSSF.

6. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF, (ii) certain expenses of SSSF, and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMT LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company.

Referral Fees

The Company has entered into a referral arrangement with a shareholder of its ultimate parent.

Data Processing

For the year ended December 31, 2024, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate.

Rent

The Company entered into an operating lease starting June 1, 2018 for a new office space (the "Lease"). Subsequent to the Company entering into the Lease, a sublease agreement was entered into with affiliates. See Note 8 for disclosures related to the Lease.

Securities Purchased Under Agreements to Resell

During 2024, the Company entered into reverse repurchase agreements and repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2024, the Company had $1,787,064,240 of open reverse repurchase agreements with these counterparties. As of December 31, 2024, the Company had $101,048,667 of open repurchase agreements with these counterparties.

7. **Commitments and Contingencies**

Commitments

As of December 31, 2024, the Company had forward commitments to enter into repurchase agreements in the amount of $13,156,793,750 and reverse repurchase agreements in the amount of $2,785,571,291.

Forward commitments follow the same credit risk monitoring policies and procedures which are outlined in Note 2 under the Securities Purchased and Sold Under Agreements to Resell and Repurchase section.

Operating Lease Commitments

The Company has an operating lease for their corporate offices. See Note 8 for future minimum lease payments as of December 31, 2024.

Legal

The Company is a registered broker-dealer subject to legal and regulatory requirements. The Company may be a party to legal proceedings and regulatory matters and enquiries arising out of its normal business operations. Based on current knowledge and after consultation with counsel, the Company is not aware of any pending matters that will have a material adverse effect on the financial statements of the Company.

Lines of Credit

South Street Securities maintains a secured line of credit with Bank of Montreal (BMO) and The Bank of New York (BNY) to support its liquidity and financing needs, including but not limited to facilitating client transactions, meeting regulatory capital requirements, and managing operational funding. The lines of credit are each in the amount of $100,000,000, and have an interest rate of 1.25% plus overnight rate and 0.5% plus the Federal funds effective rate, respectively, at the time of a withdrawal on the line. The Company withdraws the available lines of credit on an intraday basis, and maintains a zero withdrawal balance at the end of the day.

The Company actively monitors its use of credit and maintains risk management policies to ensure prudent utilization of these facilities.

In certain circumstances, the Company may be required to pledge assets as collateral, which could be subject to lender rights in the event of default.

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made

against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

8. Leases

The Company entered into a non-cancelable operating lease starting June 1, 2018 for its office space. In accordance with the provision of the lease, the monthly rent payments escalate over the term of the lease, which is ten years. ROU assets and lease liabilities for this operating lease are recognized at commencement date based on the present value of lease payments over the lease term, discounted using the Company's incremental borrowing rate at the effective commencement date of the lease. The Company has not entered into any finance leases.

The lease agreement contains both lease and non-lease components, such as maintenance costs, which are accounted for together. Operating lease cost for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance and utilities, which are generally based on the Company's pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred. In addition, short-term leases with a term of 12 months or less are also expensed as incurred.

The Company has entered into agreements to sublease certain office space, including agreements to receive rental income from its affiliates for rent. As owner or lessee of the properties, the Company has entered into agreements with affiliates to charge them rent based on the office space utilized by their employees during the period. See Note 6 for further disclosure.

The following table summarizes the components of total operating lease costs, net and provides supplemental cash flow information related to leases:

Remaining lease term	3.5 years
Discount rate	5.53%

Future minimum lease payments as of December 31, 2024 are as follows:

Year ending December 31,	
2025	1,490,670
2026	1,490,670
2027	1,490,670
2028	683,224
Total future lease payments	$ 5,155,234
Less: imputed interest	798,502
Total operating lease liability	$ 4,356,732

South Street Securities LLC
Notes to Statement of Financial Condition
December 31, 2024

9.   Other Trading Assets and Liabilities Used for Trading and Financial Activities

Futures contracts represent commitments to purchase or sell securities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts used by the Company include primarily Secured Overnight Financing Rate (SOFR) futures contracts. At December 31, 2024, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments.

TBA's are forward-settling mortgage-backed securities (MBS) trades. Market risk exists with respect to these instruments.

The Company has evaluated the potential for the fair value of the instruments to be affected by counterparty risk and its own credit risk and has determined that no adjustments were significant to the overall fair value measurements.

Derivatives are classified as other trading assets and other trading liabilities in the statement of financial condition. The following table presents the location and fair value amounts of the Company's derivatives and their effect on the statement of operations for the year ended December 31, 2024.

Fair Value of
Derivative Instruments
As of December 31, 2024

	Description	Number of Contracts		Fair Value
Assets				
	Futures contracts:			
	Futures contract balance	27,651	$	18,486,848
	Less: Futures margin deposit			
	TBA's:			
	Gross TBA balance	3,326	$	44,234,333
	Less: Gross amount payable, subject to offsetting			20,537,620
	Less: Cash collateral posted, subject to offsetting			3,350,050
	Cash collateral posted			3,820,603
		30,977	$	42,654,114
Liabilities				
	Futures contracts:			
	SOFR			
	TBA's:			
	Gross TBA balance	3,195	$	42,935,588
	Less: Gross amount receivable, subject to offsetting			20,537,620
	Less: Cash collateral received, subject to offsetting			1,604,420
	Cash collateral received			3,001,208
		3,195	$	23,794,756

10

10.   Fair Value Option for Resale and Repurchase Agreements

ASC 825, *Financial Instruments* ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for all resale agreements and repurchase agreements. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such resale and repurchase agreements and their related economic hedges are both reported at their fair values.

11.   Fair Value of Measurement

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. For the year ending December 31, 2024, the Company held no Level 3 investments. During the year ending December 31, 2024, there were no changes to the valuation techniques or approaches utilized by management.

The following table presents the financial instruments carried at fair value on the statement of financial condition by level within the fair value hierarchy as of December 31, 2024.

	Level 1	Level 2	Level 3	Netting (1)	Balance as of December 31, 2024
Assets					
U.S. Treasury Notes	$ 705,601,500	$ –	$ –	$ –	$ 705,601,500
Securities purchased under agreements to resell	–	44,613,764,556	–	(5,308,006,756)	39,305,757,800
Futures contracts:					
SOFR	18,486,848	–	–	–	18,486,848
TBA's and related collateral	–	48,054,936	–	(23,887,670)	24,167,266
	$ 724,088,348	$ 44,661,819,492	$ –	$ (5,331,894,426)	$ 40,054,013,414
Liabilities					
Securities purchased under agreements to repurchase	$ –	$ 44,767,555,061	$ –	$ (5,308,006,756)	$ 39,459,548,305
TBA's and related collateral	–	45,936,796	–	(22,142,040)	23,794,756
	$ –	$ 44,813,491,857	$ –	$ (5,330,148,796)	$ 39,483,343,061

(1) Represents counterparty and cash collateral netting, which allow the offsetting of amounts relating to certain contracts, as certain conditions allowing netting have been met.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities loaned, securities borrowed, deposits with brokers, dealers and clearing organizations, and payable to clearing organization. The following table presents these financial instruments by measurement level as of December 31, 2024.

	Carrying Value	Estimated Fair Value Hierarchy			Total Fair Value December 31 2024
		Level 1	Level 2	Level 3	
Financial Assets					
Cash	$ 17,770,591	$ 17,770,591	$ –	$ –	$ 17,770,591
Securities borrowed	1,227,588,033	–	1,227,588,033	–	1,227,588,033
Deposits with brokers, dealers and clearing organization	18,850,424	–	18,850,424	–	18,850,424
	$ 1,264,209,048	$ 17,770,591	$ 1,246,438,457	$ –	$ 1,264,209,048
Liabilities					
Securities loaned	1,229,294,879	–	1,229,294,879	–	1,229,294,879
Payable to clearing organization	362,022,190	–	362,022,190	–	362,022,190
	$ 1,591,317,069	$ –	$ 1,591,317,069	$ –	$ 1,591,317,069

12. **Net Capital Requirements**

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions plus certain additional capital requirements on reverse repurchase agreements, as defined. At December 31, 2024, South Street had net capital of $223,291,190, which was $223,041,190 above its required net capital of $250,000.

According to footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. §240.17a-5, the Company limits its business activities exclusively to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. As of December 31, 2024, the Company was not required to and did not hold any customer money or securities. The Company is therefore exempt from 17 C.F.R. § 240.15c3-3.

13. **Subsequent Events**

On January 24, 2025 the Company made a distribution in the amount of $4,000,000 to SSSF.

As of December 31, 2024, the Company has filed a Continuing Membership Application (CMA) to merge with GX2 Spread Markets, LLC, a FINRA member and an affiliate of South Street, which is wholly owned by the ultimate parent. The CMA is under review with FINRA as of the date of the financial statements.

As of December 31, 2024, the Company has filed a membership application with the National Futures Association (NFA). The membership application is under review with the NFA as of the date of the financial statements